
August 21, 2014

Via E-mail
Nicholas S. Schorsch
Chief Executive Office and Chairman of the Board of Directors
American Realty Capital Properties, Inc.
405 Park Ave., 12th Floor
New York, NY 10022

> **Re: American Realty Capital Properties, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-35263**

Dear Mr. Schorsch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

1.   Please revise your presentation in future filings to report equity-based compensation amounts within the same line or lines as cash compensation paid to the same employees, officers or third parties.

Note 2 – Mergers and Acquisitions, page F-8

Accounting Treatment for the ARCT IV Merger, page F-10

2.   We note your accounting treatment will result in retrospective adjustment to the financial statements presented. In future filings, please ensure that robust disclosure is included that will help readers understand the changes to the historical financial statements. In addition, please disclose in your operating partnership's S-4 any changes made to the

Nicholas S. Schorsch
American Realty Capital Properties, Inc.
August 21, 2014
Page 2

historical financials as a result of the merger. Please ensure that you address all periods presented.

Exhibits 31.1 and 31.2

3.	We note that you have referenced the incorrect periodic filing within paragraph 1 of each of the certifications within Form 10-K. Please amend your Form 10-K filing to include appropriate certifications.

Form 10-Q for the quarterly period ended June 30, 2014

Consolidated Statements of Cash Flows, page 5

4.	We note that net cash provided by (used in) in operating activities was insufficient to cover distributions paid for each period presented. Please tell us what funds have been used to pay distributions for the periods presented. Additionally, tell us what considerations you have made in reaching the conclusion that you anticipate meeting future short-term operating liquidity requirements through net cash provided by operating activities and that you expect that your properties will generate sufficient cash flows to cover all operating expenses and the payment of a monthly distribution.

Investment in Unconsolidated Entities, page 12

5.	Please tell us the caption(s) on the consolidated statements of operations where you reflect the operations of your investments in unconsolidated entities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nicholas S. Schorsch
American Realty Capital Properties, Inc.
August 21, 2014
Page 3

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief

cc: Steven L. Lichtenfeld
       Proskauer